Exhibit 99.1

Silicon Motion Technology Corporation Announces Upcoming Schedule of Events with the Financial Community

Taipei, Taiwan—December 5, 2008—Silicon Motion Technology Corporation (NasdaqGS: SIMO), a leading fabless semiconductor company that designs, develops, and markets high-performance, low-power semiconductor solutions for the multimedia consumer electronics market, today announced that it will participate in the following upcoming conferences:

The 11th Annual Needham Growth Stock Conference

Wednesday, January 7, 2009 at 3:00 p.m. (Eastern Time)

New York Palace Hotel – New York, NY

Nomura AC@CES 2009

Thursday, January 8, 2009 (meetings only; no Webcast)

Wynn Las Vegas – Las Vegas, NV

The 2nd CLSA Asia Investors’ Forum

Monday & Tuesday, February 9-10, 2009 (meetings only; no Webcast)

Four Seasons Hotel – Las Vegas, NV

Merrill Lynch “Taiwan, Technology & Beyond” Conference

Wednesday & Thursday, March 18-19, 2009 (meetings only; no Webcast)

Shangri-La’s Far Eastern Plaza Hotel – Taipei, Taiwan

B.Riley & Co. 10th Annual Las Vegas Investor Conference

Wednesday & Thursday, March 18-19, 2009 (meetings and Webcast)

Palms Casino Resort – Las Vegas, NV

Interested parties can listen to a live audio Webcast of the Company’s presentation on the Investor Relations section of Silicon Motion’s website at www.siliconmotion.com. A replay of the Webcast will be available for 90 days following the events.

About Silicon Motion:

We are a fabless semiconductor company that designs, develops and markets high performance, low-power semiconductor solutions for the multimedia consumer electronics market. We have three major product lines: mobile storage, mobile communications, and multimedia SoCs. Our mobile storage business is composed of microcontrollers used in NAND flash memory storage products such as flash memory cards, USB flash drives, SSDs, embedded flash applications, and card readers. Our mobile communications business is composed of mobile TV tuners, CDMA RF ICs, and electronic toll collection RF ICs. Our multimedia SoCs business is composed of products that support portable multimedia players, DAB systems, PC cameras, and embedded graphics applications.

Investor Contact:	Investor Contact:
Jason Tsai	Selina Hsieh
Director of IR and Strategy	Investor Relations
Tel: +1 408 519 7259	Tel: +886 3 552 6888 x2311
Fax: +1 408 519 7101	Fax: +886 3 560 0336
E-mail: jtsai@siliconmotion.com	E-mail: ir@siliconmotion.com

Media Contact:

Sara Hsu

Project Manager

Tel: +886 2 2219 6688 x3509

Fax: +886 2 2219 6868

E-mail: sara.hsu@siliconmotion.com.tw